EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Twenty-six weeks ended		Fiscal year ended

	July 30, 2005	July 31, 2004	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001

NET EARNINGS
Income from continuing operations	$102	92	$255	$209	$162	$111	$107
Income tax expense	60	39	119	115	84	64	69
Interest expense, excluding capitalized interest	12	12	22	26	33	35	41
Portion of rents deemed representative of the interest factor (1/3)	101	89	202	177	164	157	154

	$275	232	$598	$527	$443	$367	$371

FIXED CHARGES
Gross interest expense	$12	12	$22	$26	$33	$35	$42
Portion of rents deemed representative of the interest factor (1/3)	101	89	202	177	164	157	154

	$113	101	$224	$203	$197	$192	$196

RATIO OF EARNINGS TO FIXED CHARGES	2.4	2.3	2.7	2.6	2.2	1.9	1.9